Mid-America Apartment Communities, Inc.

6584 Poplar Avenue

Memphis, Tennessee 38138

September 28, 2016

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:       Tom Kluck, Legal Branch Chief

                        Bryan Hough

Re:	Mid-America Apartment Communities, Inc. (the “Registrant”)—Registration Statement on

Form S-4 (File No. 333-213591) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may be declared effective at 4:30 p.m., Eastern time, on Friday, September 30, 2016, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mark S. Opper of Goodwin Procter LLP at (617) 570-8128 and that such effectiveness also be confirmed in writing. If you have any questions regarding this request, please contact Mr. Opper at the number above.

United States Securities and Exchange Commission

September 28, 2016

Sincerely, MID-AMERICA APARTMENT COMMUNITIES, INC.

By:	/s/ H. Eric Bolton, Jr.
H. Eric Bolton, Jr.
Chairman of the Board of Directors, President and Chief Executive Officer